UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly Held Company

Brazilian Taxpayers’ Number (CNPJ): 06.948.969/0001-75

NIRE: 35.300.316.584

MATERIAL FACT

Linx S.A. (“Linx” or “Company”) (B3: LINX3 | NYSE: LINX), in accordance with article 157, paragraph four of Law No. 6.404/76 and CVM Ruling No. 358, of January 3, 2002, in addition to the material fact released by the Company on November 17, 2020, informs its shareholders and the market that, in the context of the business combination of Linx and STNE Participações S.A. (jointly, the “Companies”), subject of the Association Agreement entered into on August 11, 2020 (“Association Agreement”) (“Transaction”), that it was made available on the date hereof in the website of the Brazilian Administrative Council for Economic Defense (“CADE”) the order of CADE’s General Superintendence (“SG”) making public the Technical Opinion No. 4/2021/CGAA2/SGA1/SG (SEI No. 0880478), which recommended the approval, without restrictions, by the SG, of Concentration Act No. 08700.003969/2020-17, which subject matter is the Transaction (“Order”).

In addition to the verification or waiver of the other conditions precedent set forth in the Association Agreement, the conclusion of the Transaction is still subject to the final approval by CADE, which will occur after (i) the course of the statutory period of 15 days, counted as of the publication of the Order in the Official Gazette of the Federal Union without any third party manifestation or avocation of the CADE’s Administrative Tribunal; or (ii) after the final decision by CADE’s Administrative Tribunal on potential appeals or avocation requests. Until the final approval by CADE occurs, the Companies will continue to operate independently.

The Company will maintain its shareholders and the market in general informed as to the developments of the referred proceeding and the verification or waiver of the other conditions precedent set forth in the Association Agreement.

São Paulo, March 19, 2021.

LINX S.A.

Ramatis Rodrigues

Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2021

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer